June 22, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Anu Dubey

Re:                             Aberdeen Standard Global Infrastructure Income Fund

File Nos. 333-234722 and 811-23490

Dear Ms. Dubey:

On behalf of Aberdeen Standard Global Infrastructure Income Fund (the “Fund” or the “Registrant”), we are writing to respond to additional comments that the staff (the “Staff”) of the Secu rities and Exchange Commission (the “SEC”) provided telephonically to Katherine Corey on June 18, 2020, relating to the Fund’s registration statement on Form N-2 (the “Registration Statement”) with respect to the proposed offering of shares by the Fund (the “Shares”).

For your convenience, the substance of the Staff’s comments have been restated below.  The Registrant’s responses are set out immediately under each of the Staff’s comments.  Capitalized terms used in this letter and not otherwise defined herein shall have the meanings specified in the Registration Statement.

1.               On the last page of the draft legality of shares opinion filed via EDGAR correspondence on June 16, 2020, in Item 2, please remove the phrase “the Resolutions and any other resolutions relating to the Shares adopted by the Board of Trustees or a duly authorized committee thereof”. (See Staff Bulletin 19, II(B)(1)(b).)

Response:  The requested change will be made to the legality of shares opinion, as reflected in Appendix A attached hereto.

2.               On the cover of the prospectus, please add to the end of footnote (1), the statement: “If the over-allotment option is exercised in full, the total public offering price and proceeds to the Fund will be $[ ] and $[ ], respectively. See “Underwriting”.  (See Form N-2, Item 1.1(g) Instruction 4.)

Response:  The Registrant respectfully notes that the requested disclosure is included in line 3 of the price table on the cover of the prospectus in accordance with Item 1.1(g) Instruction 4 of Form N-2. Accordingly, the Registrant has not made the requested change.

3.               In the third paragraph under “Distributions,” in the prospectus, the Registrant states: “A return of capital distribution may lower a shareholder’s basis in the Fund, causing a potential future tax consequence in connection with the sale of Fund shares, even if such shares are sold at a loss to the shareholder’s initial investment.” Please add disclosure clarifying what “ a future tax consequence” may be. For example, because the taxpayer has a reduced tax basis, they may owe more taxes upon the sale of their shares.

Response:  The Registrant will modify the aforementioned disclosure to read as follows: “A return of capital distribution may lower a shareholder’s basis in the Fund, causing a potential future tax consequence in connection with the sale of Fund shares, even if such shares are sold at a loss to the shareholder’s initial investment. For example, a shareholder may owe more taxes upon the sale of their Fund shares in the future due to their reduced tax basis.”

4.               Under “Distributions” in the prospectus, please disclose that a return of capital distribution does not necessarily reflect the Fund’s investment performance and should not be confused with yield or income.

Response:  The Registrant will add the requested disclosure.

5.               With respect to footnote 4 to the fee table, please confirm whether the one-time enrollment fee related to the Fund’s dividend reinvestment and optional cash purchase plan is paid by shareholders. If so, please add as a line item to the fee table under Shareholder Transaction Expenses and a reference to it under “Dividend Reinvestment Plan” in the prospectus.

Response:  The Registrant confirms that shareholders will not pay a one-time enrollment fee and will remove such reference from footnote 4 to the fee table.

6.               With respect to “Operational Risks—Distribution Risks” in the prospectus, consider revising to reflect the risks of the stable distribution plan (See, Gabelli Utility Trust, N-2 filed on February 14, 2020).

Response:  In light of the adoption of a stable distribution plan, the Registrant will replace the current “Distribution Risks” disclosure with the following:

Stable Distribution Plan Risks. The Fund has adopted a Stable Distribution Plan, which may be changed at any time by the Board, to support a stable distribution of income, capital gains, and/or return of capital. In the event the Fund does not generate a total return from dividends and interest received and net realized capital gains in an amount equal to or in excess of its stated distribution in a given year, the Fund may return capital as part of such distribution. Any return of capital should not be considered by investors as yield or total return on their investment in the Fund.

The composition of each distribution to be made by the Fund is estimated based on the earnings of the Fund as of the record date for each distribution. The actual composition of each of the current year’s distributions will be based on the Fund’s investment activity through the end of the calendar year. Under the Fund’s Stable Distribution Plan, the Fund declares and pays monthly distributions from net investment income, capital gains, and paid-in capital. The actual source of the distribution is determined after the end of the year. Pursuant to the Stable Distribution Plan, distributions during the year may be made in excess of required distributions. To the extent such distributions are made from current or accumulated earnings and profits, they are considered ordinary income or long term capital gains. Shareholders should not draw any conclusions about the Fund’s investment performance from the amount of its distributions or from the terms of the Stable Distribution Plan.

7.              With respect to the disclosure included under “Material U.S. Federal Income Tax Consequences” which states that the Fund may invest a portion of its assets through one or more Blocker Corporations, please confirm each of the following items in your written response to the Staff:

a)             that the Fund will comply with provisions of the 1940 Act governing investment policies (Section 8) and leverage (Section 18) on an aggregate basis with the Blocker Corporations;

b)             that each Blocker Corporation will comply with provisions relating to affiliated transactions and custody (Section 17);

c)              that any adviser to a Blocker Corporation will comply with 1940 Act provisions relating to advisory contracts (Section 15) as an adviser to the Fund;

d)             that the financial statements of any Blocker Corporation will be consolidated with those of the Fund;

e)              that any Blocker Corporation’s management fee will be included with the Fund’s management fee in the fee table and the Blocker Corporation’s other expenses will be included with the Fund’s other expenses in the fee table; and

f)               that any Blocker Corporation and its Board will agree to Staff inspection of the Blocker Corporation’s books and records which will be maintained in accordance with Section 31 of the 1940 Act.

Response: The Registrant hereby confirms to the Staff each of items 7(a) through (f) above to the extent that it determines to use a Blocker Corporation in the future.

8.              Under “Administrator, Fund Accountant, Custodian and Transfer Agent” in the prospectus, please disclose the fee paid to ASII as Administrator.

Response: The Registrant will make the requested change.

9.              Under “Administrator, Fund Accountant, Custodian and Transfer Agent” in the prospectus, please disclose the fee paid to State Street as Sub-administrator or clarify that such fees are paid by ASII and not the Fund.

Response: The Registrant will make the requested change.

10.       With respect to the exclusive forum provision in the Fund’s Bylaws and described in the prospectus, please remove the phrase “for which the U.S. federal courts have exclusive jurisdiction.”

Response: The Registrant will make the requested change to the Fund’s Bylaws and will update the corresponding disclosure in the prospectus.

11.       Please disclose the following matters as it relates to certain provision in the Fund’s Declaration of Trust and Bylaws: (a) that the exclusive forum provision described with respect to the Fund’s Bylaws may increase costs to bring a claim and may discourage claims or limit investors’ ability to bring a claim in a judicial forum that they find favorable; (b) the questionability of the enforceability of an exclusive forum provision; and (c) that investors cannot waive their rights under the federal securities laws.

Response: The Registrant will add the requested disclosure in the introductory paragraphs under “Certain Provision in the Declaration of Trust and Bylaws”.

*  *  *  *  *

If you have any questions, please call me at (215) 405-5724.

Sincerely,

/s/ Katherine A. Corey, Esq.

Katherine A. Corey, Esq.
U.S. Counsel

cc:	Lucia Sitar, Esq.
Margery K. Neale, Esq.
Elliot J. Gluck, Esq.
Neesa Sood, Esq.

Appendix A

July   , 2020

Aberdeen Standard Global Infrastructure Income Fund

1900 Market Street, Suite 200

Philadelphia, Pennsylvania 19103

Re:          Registration Statement on Form N-2 (Reg. No.   )

Ladies and Gentlemen:

We have served as Maryland counsel to Aberdeen Standard Global Infrastructure Income Fund, a Maryland statutory trust registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a closed-end management investment company (the “Company”), in connection with certain matters of Maryland law arising out of the offering and sale of common shares (the “Shares”) of beneficial interest, $0.001 par value per share, of the Company, covered by the above-referenced Registration Statement, and all amendments thereto (the “Registration Statement”), filed by the Company with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “1933 Act”), and the 1940 Act.

In connection with our representation of the Company, and as a basis for the opinion hereinafter set forth, we have examined originals, or copies certified or otherwise identified to our satisfaction, of the following documents (collectively, the “Documents”):

1.             The Registration Statement and the related form of prospectus included therein, substantially in the form in which it was transmitted to the Commission under the 1933 Act and the 1940 Act;

2.             The Certificate of Trust of the Company and the Certificate of Amendment, certified as of a recent date by the State Department of Assessments and Taxation of Maryland (the “SDAT”);

3.             The Amended and Restated Declaration of Trust of the Company (the “Declaration of Trust”), certified as of the date hereof by an officer of the Company;

4.             The Amended and Restated Bylaws of the Company, certified as of the date hereof by an officer of the Company;

5.             A certificate of the SDAT as to the good standing of the Company, dated as of a recent date;

6.            Resolutions (the “Resolutions”) adopted by the Board of Trustees (the “Board of Trustees”) of the Company relating to the filing of the Registration Statement and the issuance of the Shares, certified as of the date hereof by an officer of the Company; and

7.             A certificate executed by an officer of the Company, dated as of the date hereof.

In expressing the opinion set forth below, we have assumed the following:

1.             Each individual executing any of the Documents, whether on behalf of such individual or any other person, is legally competent to do so.

2.             Each individual executing any of the Documents on behalf of a party (other than the Company) is duly authorized to do so.

3.             Each of the parties (other than the Company) executing any of the Documents has duly and validly executed and delivered each of the Documents to which such party is a signatory, and such party’s obligations set forth therein are legal, valid and binding and are enforceable in accordance with all stated terms.

4.             All Documents submitted to us as originals are authentic. The form and content of all Documents submitted to us as unexecuted drafts do not differ in any respect relevant to this opinion from the form and content of such Documents as executed and delivered.  All Documents submitted to us as certified or photostatic copies conform to the original documents.  All signatures on all such Documents are genuine.  All public records reviewed or relied upon by us or on our behalf are true and complete.  All representations, warranties, statements and information contained in the Documents are true and complete.  There has been no oral or written modification of or amendment to any of the Documents, and there has been no waiver of any provision of any of the Documents, by action or omission of the parties or otherwise.

Based upon the foregoing, and subject to the assumptions, limitations and qualifications stated herein, it is our opinion that:

1.             The Company is a statutory trust duly formed and existing under and by virtue of the laws of the State of Maryland and is in good standing with the SDAT.

2.             The issuance of the Shares has been duly authorized and, when and if issued and delivered against payment therefor in accordance with the Registration Statement, the Shares will be validly issued, fully paid and nonassessable.

The foregoing opinion is limited to the laws of the State of Maryland and we do not express any opinion herein concerning any other law.  We express no opinion as to compliance with the 1940 Act or other federal securities laws, or state securities laws, including the securities laws of the State of Maryland.  To the extent that any matter as to which our opinion is expressed herein would be governed by the laws of any jurisdiction other than the State of Maryland, we do not express any opinion on such matter.

The opinion expressed herein is limited to the matters specifically set forth herein and no other opinion shall be inferred beyond the matters expressly stated.  We assume no obligation to supplement this opinion if any applicable law changes after the date hereof or if we become aware of any fact that might change the opinion expressed herein after the date hereof.

This opinion is being furnished to you for submission to the Commission as an exhibit to the Registration Statement.  We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the use of the name of our firm therein.  In giving this consent, we do not admit that we are within the category of persons whose consent is required by Section 7 of the 1933 Act.

Very truly yours,